UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 22, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 22, 2013 announcing the “Nano2017” R&D Program at STMicroelectronics’ Crolles Site.

PR No. C2727C

“Nano2017” R&D Program Announced at STMicroelectronics’ Crolles Site

Five-year strategic R&D program led by ST to further advance the company’s leadership in key embedded processing solutions and technologies

Crolles, France, July 22, 2013 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced today that French Prime Minister Jean-Marc Ayrault, along with Minister for Industry Arnaud Montebourg, Minister of Higher Education and Research Genevieve Fioraso, and Fleur Pellerin, Minister Delegate attached to the Minister for Industry, with responsibility for Small and Medium-sized Enterprises, Innovation and the Digital Economy, as well as representatives from national, regional and local authorities and managers from ST met today at ST’s site at Crolles, near Grenoble, France, to celebrate the Nano2017 Research and Development program. Also present at the ceremony were key partners of ST for the Nano2017 R&D program including CEA-Leti and IBM.

Nano2017 is a five-year public-private strategic R&D program, led by ST, which gathers many players, including the leading French research laboratory CEA-LETI -a historical partner of the ST Crolles R&D center since its set up in 1992-, several University research teams, material and equipment manufacturers, vendors and CAD intellectual property specialists, system integrators, and other European stakeholders and Small and Medium Enterprises (SMEs). The project is supported by French national, regional and local authorities as well as by the European community through the ENIAC Joint Technology Initiative (JTI). Funding for the program is subject to approval by the European Commission.

Nano2017 strengthens ST’s leadership in key technologies: FD-SOI1 (low-power, high-performance processing), next-generation imaging (sensors and image signal processors)2 and next-generation embedded non-volatile memories3. These technologies are at the core of ST’s embedded processing solutions which include microcontrollers, imaging solutions, digital consumer products, application processors and digital ASICs. Embedded processing technologies and products are developed mainly in the French sites of Crolles, Grenoble, Rousset and Sophia Antipolis. ST currently addresses an estimated $67 billion market4 in 2013 for embedded processing solutions and has significant potential to grow and gain market share.

1 FD-SOI (Fully Depleted-Silicon on Insulator) is a next-generation process technology that addresses most of the challenges caused by continuing to shrink the features of transistors to dimensions measured in the 10s or 100s of atoms. Because of leakage, current silicon process technology is increasingly inefficient at 28nm and below. FD-SOI is a faster, cooler and simpler alternative.
2 Developments in imaging sensors and image signal processing are expected to enable extraordinary applications that see, for energy efficiency, security, convenience and health. Imagine TV screens that power down when you look away, vehicles and residences that recognize their owners and medical equipment that recognize unusual growth. These will all be possible with advances in imaging.
3 An Embedded Non-Volatile Memory (eNVM) is an important component of almost all systems-on-chips. The eNVM operates as an on-chip program or data storage locker, where the system can safely store firmware, security-code, calibration data, and other application-critical information—even when the system is not being powered.
4 Source: WSTS

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 22, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer